ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 18, 2008

UBS Yield Optimization Notes with Contingent Protection Enhanced Income Strategies for Equity Investors

UBS Yield Optimization Notes with Contingent Protection
provide an above-market coupon and predictability of income.

Description
UBS Yield Optimization Notes with Contingent Protection (the “Notes”) are most suitable for income seeking equity investors who are comfortable with exposure to the underlying security and expect its price to remain range bound.

With the Notes, you receive an enhanced coupon in the exchange for initially giving up exposure to the underlying security. At maturity, your principal is protected from a decline in the share price by a contingent protection feature. You will receive your principal in cash as long as the share price never closes below a predetermined price, which we call the “trigger price,” during the term of the Notes. If the share price breaches the trigger price, the contingent protection feature disappears and you will receive shares of the underlying security at maturity that may be worth more or less than your principal, depending on the price of the underlying security at maturity. Therefore, the Notes are not principal protected under all circumstances, and you may lose money on your investment.

At maturity, there are two possible return scenarios. Under both scenarios, you will receive the coupon on the Note on the scheduled payment dates:

•	If the price of the underlying security has never breached the trigger price, you will receive your principal in cash.

•
If the price of the underlying security has breached the trigger price, you will receive shares of the underlying security instead of your principal in cash. These shares will be worth less than your principal if the price of the underlying security has depreciated over the term of the Notes, or will be worth more than your principal if the price of the underlying security has appreciated over the term of the Notes.

Example of a UBS Yield Optimization Note with Contingent Protection
You hold shares of stock and do not expect their price to rise or fall sharply over the next year. You sell some of your shares and purchase a UBS Yield Optimization Note with Contingent Protection which is linked to the stock, with the goal of generating enhanced income if the stock price remains above the trigger price.

Assumptions
Index Starting Level when the Notes are purchased:	$100
Investment
(Equal to $100 Initial Stock Price, minimum purchase 10 Notes):	$1,000
Coupon (payable quarterly):	10% per annum
Trigger Price:	$75
Number of shares delivered at maturity if the
Trigger Price is breached: (One Share per Note)	10
Maturity:	1 year

Scenario 1
Stock price remains above trigger price
The stock performs in line with your expectations and never closes below 75% of its initial price during the term of the Notes. In this case, at maturity you receive your principal of $1,000. In addition, you will have been paid coupons at the rate of 10% for the year (or $100). Your $1,000 investment in the Notes results in a gain of 10% (or $100).

Had your $1,000 been invested in the stock over the same period, you would have gained or lost depending on the stock price (without considering dividends or fees). If the stock price closes at $85 at maturity (down 15%), you would have a loss of 15% (or -$150), plus any dividends paid on the stock. If the stock price closes at $115 at maturity (up 15%), you would have a gain of 15% (or $150), plus any dividends paid on the stock. Unlike a direct investment in stock, UBS Yield Optimization Notes with Contingent Protection do not pay dividends.

Scenario 2
Stock price declines below trigger price
The stock price closes below 75% of its initial price at some point during the term of the Notes. In this case, at maturity you receive 1 share of the stock for each Note you own (for a total of 10 shares). The value of the shares depends on the stock price at maturity:

•
If the stock price is $80 at maturity (down 20%), the value of the shares you receive will be $800. However, you will have been paid coupons at the rate of 10% for the year (or $100), for a total of $900. Your $1,000 investment in the Notes results in a net loss of 10% (or -$100).

Had your $1,000 been invested directly in the stock over the same period (without considering dividends or fees), your shares would have been worth $800 at maturity, resulting in a loss of 20% (or -$200), plus any dividends paid on the stock.

•
If the stock price is $120 at maturity (up 20%), the value of the shares you receive will be $1,200. In addition, you will have been paid coupons at the rate of 10% (or $100), for a total of $1,300. Your $1,000 investment in the Notes results in a net gain of 30% (or $300).

Had your $1,000 been invested directly in the stock over the same period (without considering dividends or fees), your shares would have been worth $1,200 at maturity, resulting in a gain of 20% (or $200) plus any dividends paid on the stock.

Taxation
As described in more detail in the applicable offering materials, the tax treatment of the Notes is not directly addressed by any US federal income tax rules or regulations; however, it should generally be reasonable to treat the Notes as a debt instrument issued by us to you and a put option in respect of a forward contract relating to the underlying equity. Consequently, assuming such treatment is respected, it would be reasonable to treat the coupon paid on the Notes in part as a payment of interest and in part as a payment in respect of the put option. Under this characterization:

•
The portion of the coupon payment allocated to interest is recognized annually on your tax return during the term of the Notes, and the portion of the coupon payment allocated to the option is deferred.

•	If you receive your principal in cash at maturity, you will recognize the deferred option payments as short-term capital gain at that time.

•
If you receive shares of the stock at maturity, your cost basis for those shares will equal the amount you paid for your Notes reduced by the deferred option payments. Therefore, you will effectively recognize the option payments only at the time you sell your shares, which will be long-term capital gain or loss if you hold your shares and sell them more than one year after receiving them.

The discussion above is subject to all the assumptions and limitations contained in the applicable offering document and may not be applicable to you. The tax summary provided in the applicable offering document for particular Notes will supersede, and should be read to replace, the above discussion in respect of those Notes.

Scenario Analysis
			Return of Note
Stock at Maturity			Scenario 1:	Scenario 1:
Price	Return	Coupon	Trigger Not	Trigger
($)	(%)	Payment	Breached*	Breached**
135	35%	10%	10%	45%
130	30%	10%	10%	40%
125	25%	10%	10%	35%
120	20%	10%	10%	30%
115	15%	10%	10%	25%
110	10%	10%	10%	20%
105	5%	10%	10%	15%
100	0%	10%	10%	10%
95	-5%	10%	10%	5%
90	-10%	10%	10%	0%
85	-15%	10%	10%	-5%
80	-20%	10%	10%	-10%
75	-25%	10%	10%	-15%
70	-30%	10%	n/a	-20%
65	-35%	10%	n/a	-25%

*Includes return of principal and 10% coupon payment.
**Includes return of stock and 10% coupon payment.
Example
Assume that the offering materials for your Notes state that the 10% coupon payment is divided into 5% interest and 5% contract payments. During the term of the Notes, even though you will receive quarterly payments with a coupon rate of 10% per annum, you will only recognize interest as if you had received it at a rate of 5% per annum. The 5% contract payments are deferred.

Examples are for illustrative purposes only and do not convey any information regarding actual circumstances or profits. These examples assume no dividends paid on the index and do not take into account the effect of taxes or transaction costs. These examples assume the tax characterization described here is respected.

Return Profile

•	At maturity, if you receive your $1,000 principal in cash, you will recognize the 5% contract payments as short-term capital gain at that time.

•
At maturity, if you receive shares of the stock, your cost basis in those shares will be $950 (calculated as $1,000 minus the $50 in deferred contract payments). Whenever you sell your shares, you will recognize gain or loss equal to the difference between the proceeds from the sale and $950. If you sell your shares more than one year after you received them, that gain or loss will be long-term capital gain or loss.

Conclusions
A direct investment in the underlying security only outperforms the Notes in cases where the price of the underlying security rises by more than the coupon on the Notes and the trigger price is never breached. In all other cases, the Notes will outperform a direct investment in the underlying security due to the investor having received the enhanced coupon.

Key Risks
•
You will receive shares of the underlying security at maturity if the trigger price is breached during the term of the Notes. The shares you receive may be worth less than the principal amount of your Notes and may be worthless.

•	The Notes may underperform a direct investment in the underlying security.

•	Any dividends paid on the stock during the term of the Notes will not be paid to you.

•
The contingent protection feature only applies if the Notes are held to maturity and if the trigger price is not breached during the term of the Notes. If you sell your Notes prior to maturity, you may receive less than your principal even if the price of the underlying security has not breached the trigger price.

•
The Notes will not be listed. The issuer of the Notes is expected to maintain a secondary market for the Notes but liquidity cannot be guaranteed. In the event that no liquidity is available, you should be prepared to hold your Notes until maturity.

•
Single Stock Risk — The price of each underlying security can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

•	Credit of issuer — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.

For more information on the risks associated with the Notes, please read the risk factors in the offering materials relating to a specific offering before making an investment decision.

UBS Yield Optimization Notes with Contingent Protection are sold by prospectus only. Nothing herein constitutes an offer to sell, or the solicitation of an offer to buy, the Notes.

This material is issued by UBS AG or an affiliate (“UBS”).

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents that UBS has filed with the SEC for more complete information about UBS and the offerings to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and any applicable prospectus supplement by calling UBS toll-free (+1-800-722 7370).

Transactions and securities of the type described in the United States segment of this communication may involve a high degree of risk, and the value of such transactions and securities may be highly volatile. Such risks may include, without limitation, risk of adverse of unanticipated market developments, risk of issuer default or illiquidity. In certain transactions investors may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all of the risks and other significant aspects in connection with transactions and securities of the type described in this communication, and you should ensure that you fully understand the terms of any transaction/security, including the relevant risk factors and any legal, tax and accounting considerations applicable to them, prior to transacting/investing.

This publication provides a general overview of each of the topics addressed, and includes a general description of certain of the US legal, tax and accounting considerations that may affect the transactions described herein. The descriptions of such matters are necessarily general, do not address the situation of a particular client and do not purport to be complete. UBS does not provide legal, tax or accounting advice. Clients should seek their own counsel for tax, accounting and legal advice in light of their own particular circumstances.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services, Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution of this material and accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Securities LLC
Structured Investments
677 Washington Boulevard
Stamford, CT 06901
Tel: +1-203-719 7200
Fax: +1-203-719 3477
structuredinvestments@ubs.com

www.ubs.com/structuredinvestmentsus

UBZ383/041608